GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Asset Mtge Products, 2007-RZ1
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 02/22/2007
	First Distribution Date: 03/25/2007
5. Other Income Detail	
6. Interest Shortfalls, Compensation and Expenses	**Determination Date:** 11/20/2007
	Distribution Date: 11/26/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	**Record Date:**
	Book-Entry: 11/21/2007
8. Collateral Summary	Definitive: 10/31/2007
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	**Trustee:** Lasalle Bank, Na.
12. Loss Mitigation and Servicing Modifications	**Main Telephone:** 312-904-6709
13. Losses and Recoveries	**GMAC-RFC**
14. Credit Enhancement Report	**Bond Administrator:** Nicholas Gisler
15. Distribution Percentages *(Not Applicable)*	**Telephone:** 818-260-1628
16. Overcollateralization Summary	**Pool(s):** 40477,40478
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74923PAA1	144,127,000.00	98,762,948.31	4.94250000	3,561,645.59	433,898.55	3,995,544.14	0.00	0.00	0.00	95,201,302.72
A-2	74923PAB9	92,532,000.00	92,532,000.00	5.03250000	0.00	413,926.48	413,926.48	0.00	0.00	0.00	92,532,000.00
A-3	74923PAC7	20,635,000.00	20,635,000.00	5.12250000	0.00	93,958.03	93,958.03	0.00	0.00	0.00	20,635,000.00
M-1S	74923PAD5	13,613,000.00	13,613,000.00	5.13250000	0.00	62,105.53	62,105.53	0.00	0.00	0.00	13,613,000.00
M-2S	74923PAE3	12,489,000.00	12,489,000.00	5.15250000	0.00	57,199.62	57,199.62	0.00	0.00	0.00	12,489,000.00
M-3S	74923PAF0	8,100,000.00	8,100,000.00	5.22250000	0.00	37,602.00	37,602.00	0.00	0.00	0.00	8,100,000.00
M-4	74923PAG8	5,105,000.00	5,105,000.00	5.37250000	0.00	24,379.21	24,379.21	0.00	0.00	0.00	5,105,000.00
M-5	74923PAH6	6,296,000.00	6,296,000.00	5.47250000	0.00	30,626.54	30,626.54	0.00	0.00	0.00	6,296,000.00
M-6	74923PAJ2	4,765,000.00	4,765,000.00	5.55250000	0.00	23,517.92	23,517.92	0.00	0.00	0.00	4,765,000.00
M-7	74923PAK9	4,595,000.00	4,595,000.00	6.37250000	0.00	26,028.12	26,028.12	0.00	0.00	0.00	4,595,000.00
M-8	74923PAL7	3,063,000.00	3,063,000.00	7.37250000	0.00	20,072.86	20,072.86	0.00	0.00	0.00	3,063,000.00
M-9	74923PAM5	4,424,000.00	4,424,000.00	7.37250000	0.00	28,991.95	28,991.95	0.00	0.00	0.00	4,424,000.00
M-10	74923PAN3	4,595,000.00	4,595,000.00	7.37250000	0.00	30,112.57	30,112.57	0.00	0.00	0.00	4,595,000.00
B	74923PAP8	4,935,000.00	4,935,000.00	7.37250000	0.00	32,340.70	32,340.70	0.00	0.00	0.00	4,935,000.00
SB	74923PAQ6	11,062,661.94	11,060,941.51	0.00000000	0.00	577,080.62	577,080.62	0.00	0.00	0.00	11,060,941.51
R		0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**340,336,661.94**	**294,970,889.82**		**3,561,645.59**	**1,891,840.70**	**5,453,486.29**	**0.00**	**0.00**	**0.00**	**291,409,244.23**

Statement to Certificateholder

Residential Asset Mtge Products, 2007-RZ1
November 26, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74923PAA1	685.24945576	24.71185545	3.01052926	27.72238470	0.00000000	0.00000000	660.53760031
A-2	74923PAB9	1,000.00000000	0.00000000	4.47333333	4.47333333	0.00000000	0.00000000	1,000.00000000
A-3	74923PAC7	1,000.00000000	0.00000000	4.55333317	4.55333317	0.00000000	0.00000000	1,000.00000000
M-1S	74923PAD5	1,000.00000000	0.00000000	4.56222214	4.56222214	0.00000000	0.00000000	1,000.00000000
M-2S	74923PAE3	1,000.00000000	0.00000000	4.58000000	4.58000000	0.00000000	0.00000000	1,000.00000000
M-3S	74923PAF0	1,000.00000000	0.00000000	4.64222222	4.64222222	0.00000000	0.00000000	1,000.00000000
M-4	74923PAG8	1,000.00000000	0.00000000	4.77555534	4.77555534	0.00000000	0.00000000	1,000.00000000
M-5	74923PAH6	1,000.00000000	0.00000000	4.86444409	4.86444409	0.00000000	0.00000000	1,000.00000000
M-6	74923PAJ2	1,000.00000000	0.00000000	4.93555509	4.93555509	0.00000000	0.00000000	1,000.00000000
M-7	74923PAK9	1,000.00000000	0.00000000	5.66444396	5.66444396	0.00000000	0.00000000	1,000.00000000
M-8	74923PAL7	1,000.00000000	0.00000000	6.55333333	6.55333333	0.00000000	0.00000000	1,000.00000000
M-9	74923PAM5	1,000.00000000	0.00000000	6.55333409	6.55333409	0.00000000	0.00000000	1,000.00000000
M-10	74923PAN3	1,000.00000000	0.00000000	6.55333406	6.55333406	0.00000000	0.00000000	1,000.00000100
B	74923PAP8	1,000.00000000	0.00000000	6.55333333	6.55333333	0.00000000	0.00000000	1,000.00000000
SB [1]	74923PAQ6							
R		0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	85.62381807%
Group I-FIXED Factor :	92.06339849%
Group I-ARM Factor :	82.94870482%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/25/2007	11/25/2007	Actual/360	98,762,948.31	4.94250000	433,898.55	0.00	0.00	0.00	0.00	433,898.55	0.00
A-2	10/25/2007	11/25/2007	Actual/360	92,532,000.00	5.03250000	413,926.48	0.00	0.00	0.00	0.00	413,926.48	0.00
A-3	10/25/2007	11/25/2007	Actual/360	20,635,000.00	5.12250000	93,958.03	0.00	0.00	0.00	0.00	93,958.03	0.00
M-1S	10/25/2007	11/25/2007	Actual/360	13,613,000.00	5.13250000	62,105.53	0.00	0.00	0.00	0.00	62,105.53	0.00
M-2S	10/25/2007	11/25/2007	Actual/360	12,489,000.00	5.15250000	57,199.62	0.00	0.00	0.00	0.00	57,199.62	0.00
M-3S	10/25/2007	11/25/2007	Actual/360	8,100,000.00	5.22250000	37,602.00	0.00	0.00	0.00	0.00	37,602.00	0.00
M-4	10/25/2007	11/25/2007	Actual/360	5,105,000.00	5.37250000	24,379.21	0.00	0.00	0.00	0.00	24,379.21	0.00
M-5	10/25/2007	11/25/2007	Actual/360	6,296,000.00	5.47250000	30,626.54	0.00	0.00	0.00	0.00	30,626.54	0.00
M-6	10/25/2007	11/25/2007	Actual/360	4,765,000.00	5.55250000	23,517.92	0.00	0.00	0.00	0.00	23,517.92	0.00
M-7	10/25/2007	11/25/2007	Actual/360	4,595,000.00	6.37250000	26,028.12	0.00	0.00	0.00	0.00	26,028.12	0.00
M-8	10/25/2007	11/25/2007	Actual/360	3,063,000.00	7.37250000	20,072.86	0.00	0.00	0.00	0.00	20,072.86	0.00
M-9	10/25/2007	11/25/2007	Actual/360	4,424,000.00	7.37250000	28,991.95	0.00	0.00	0.00	0.00	28,991.95	0.00
M-10	10/25/2007	11/25/2007	Actual/360	4,595,000.00	7.37250000	30,112.57	0.00	0.00	0.00	0.00	30,112.57	0.00
B	10/25/2007	11/25/2007	Actual/360	4,935,000.00	7.37250000	32,340.70	0.00	0.00	0.00	0.00	32,340.70	0.00
SB	10/01/2007	10/31/2007	Actual/360	11,060,941.51	0.00000000	0.00	0.00	0.00	0.00	577,080.62	577,080.62	0.00
Deal Totals				**294,970,889.82**		**1,314,760.08**	**0.00**	**0.00**	**0.00**	**577,080.62**	**1,891,840.70**	**0.00**

Current Index Rates

Index Type	Rate	Classes
LBTEL-SBD 25 -2BD	4.87250000	A-1, A-2, A-3, M-5, M-7, M-9, B, M-2S, M-3S, M-1S, M-10, M-8, M-6, M-4

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	23,931.46	553,149.16	577,080.62
Deal Totals	**23,931.46**	**553,149.16**	**577,080.62**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Group I-ARM	10,161.77	10,161.77	0.00	0	0.00	68,856.72	0.00	218,674.45	9,282.30	0.00	0.00
Group I-FIXED	887.30	887.30	0.00	0	0.00	26,247.22	2,977.87	62,922.67	1,629.37	0.00	0.00
Deal Totals	**11,049.07**	**11,049.07**	**0.00**	**0**	**0.00**	**95,103.94**	**2,977.87**	**281,597.12**	**10,911.67**	**0.00**	**0.00**

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1S	0.00	0.00	0.00	0.00	0.00
M-2S	0.00	0.00	0.00	0.00	0.00
M-3S	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
M-10	0.00	0.00	0.00	0.00	0.00
B	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	**0.00**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Group I-ARM	Count	1,239	1,066	N/A	120	13	0	0	4	1,049
	Balance/Amount	240,449,694.25	202,443,721.90	75,727.32	3,564.66	2,297,805.23	N/A	0.00	616,717.56	199,449,907.13
Group I-FIXED	Count	665	622	N/A	107	5	0	0	0	617
	Balance/Amount	99,886,967.69	92,527,167.92	40,525.25	3,418.19	523,887.38	N/A	0.00	0.00	91,959,337.10
Deal Totals	**Count**	**1,904**	**1,688**	**N/A**	**227**	**18**	**0**	**0**	**4**	1,666
	Balance/Amount	**340,336,661.94**	**294,970,889.82**	**116,252.57**	**6,982.85**	**2,821,692.61**	**N/A**	**0.00**	**616,717.56**	**291,409,244.23**

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Group I-ARM	8.70446572	8.69499883	390.66	347.41	8.22484292	8.21554113	8.22484292	7.60147511	8.15877379
Group I-FIXED	8.37298558	8.37318455	360.49	344.99	7.96639953	7.96662695	7.96639953	7.60147511	8.15877379
Deal Totals	**8.60048624**	**8.59344464**	**381.14**	**346.65**	**8.14377379**	**8.13699186**	**8.14377379**	**N/A**	**N/A**

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
I-FIXED	6.63%	6.53%	5.42%		9.98%
I-ARM	16.00%	10.33%	12.70%		21.73%
Deal Totals	**13.16%**	**9.16%**	**10.49%**		**18.32%**

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Group I-ARM	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Group I-FIXED	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Count**	**0**	**0**	**0**	**0**	**0**
	Scheduled Balance	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

Statement to Certificateholder

Residential Asset Mtge Products, 2007-RZ1

November 26, 2007

10. Loan Status Report

Delinquency Calculation Method: Office of Thrift Supervision

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,466	252,292,914.89	4	641,119.14	0	0.00	0	0.00	0.00	1,470	252,934,034.03
30 days	67	12,259,753.64	1	180,000.00	0	0.00	0	0.00	0.00	68	12,439,753.64
60 days	33	7,431,811.21	0	0.00	0	0.00	0	0.00	0.00	33	7,431,811.21
90 days	16	3,135,905.01	2	218,646.97	11	2,830,693.14	0	0.00	0.00	29	6,185,245.12
120 days	6	1,282,665.96	0	0.00	13	2,675,347.24	2	212,526.66	213,153.11	21	4,170,539.86
150 days	7	1,728,876.51	3	385,409.17	9	1,841,309.91	1	84,583.53	84,782.81	20	4,040,179.12
180 days	0	0.00	2	290,638.17	10	1,499,466.67	2	285,605.28	286,490.87	14	2,075,710.12
181+ days	0	0.00	0	0.00	6	1,098,407.05	5	1,033,564.08	1,035,402.80	11	2,131,971.13
Total	**1,595**	**278,131,927.22**	**12**	**1,715,813.45**	**49**	**9,945,224.01**	**10**	**1,616,279.55**	**1,619,829.59**	**1,666**	**291,409,244.23**
Current	88.00%	86.58%	0.24%	0.22%	0.00%	0.00%	0.00%	0.00%	0.00%	88.24%	86.80%
30 days	4.02%	4.21%	0.06%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	4.08%	4.27%
60 days	1.98%	2.55%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.98%	2.55%
90 days	0.96%	1.08%	0.12%	0.08%	0.66%	0.97%	0.00%	0.00%	0.00%	1.74%	2.12%
120 days	0.36%	0.44%	0.00%	0.00%	0.78%	0.92%	0.12%	0.07%	0.07%	1.26%	1.43%
150 days	0.42%	0.59%	0.18%	0.13%	0.54%	0.63%	0.06%	0.03%	0.03%	1.20%	1.39%
180 days	0.00%	0.00%	0.12%	0.10%	0.60%	0.51%	0.12%	0.10%	0.10%	0.84%	0.71%
181+ days	0.00%	0.00%	0.00%	0.00%	0.36%	0.38%	0.30%	0.35%	0.36%	0.66%	0.73%
Total	**95.74%**	**95.44%**	**0.72%**	**0.59%**	**2.94%**	**3.41%**	**0.60%**	**0.55%**	**0.56%**	**100.00%**	**100.00%**

Statement to Certificateholder

Residential Asset Mtge Products, 2007-RZ1
November 26, 2007

Group I-ARM	Current / Delinquent Count	Current / Delinquent Scheduled Balance	Bankruptcy Count	Bankruptcy Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	REO Actual Balance	Total Count	Total Scheduled Balance
Current	900	169,000,546.56	1	260,558.66	0	0.00	0	0.00	0.00	901	169,261,105.22
30 days	48	8,854,459.27	1	180,000.00	0	0.00	0	0.00	0.00	49	9,034,459.27
60 days	24	5,897,151.52	0	0.00	0	0.00	0	0.00	0.00	24	5,897,151.52
90 days	12	2,271,731.70	2	218,646.97	7	2,088,321.72	0	0.00	0.00	21	4,578,700.39
120 days	6	1,282,665.96	0	0.00	12	2,609,683.79	1	127,870.41	128,320.07	19	4,020,220.16
150 days	5	1,430,348.22	1	193,924.66	8	1,678,113.62	0	0.00	0.00	14	3,302,386.50
180 days	0	0.00	2	290,638.17	8	994,097.00	2	285,605.28	286,490.87	12	1,570,340.45
181+ days	0	0.00	0	0.00	4	751,979.54	5	1,033,564.08	1,035,402.80	9	1,785,543.62
Total	995	188,736,903.23	7	1,143,768.46	39	8,122,195.67	8	1,447,039.77	1,450,213.74	1,049	199,449,907.13

Group I-ARM	Current / Delinquent Count	Current / Delinquent Scheduled Balance	Bankruptcy Count	Bankruptcy Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	REO Actual Balance	Total Count	Total Scheduled Balance
Current	85.80%	84.73%	0.10%	0.13%	0.00%	0.00%	0.00%	0.00%	0.00%	85.89%	84.86%
30 days	4.58%	4.44%	0.10%	0.09%	0.00%	0.00%	0.00%	0.00%	0.00%	4.67%	4.53%
60 days	2.29%	2.96%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.29%	2.96%
90 days	1.14%	1.14%	0.19%	0.11%	0.67%	1.05%	0.00%	0.00%	0.00%	2.00%	2.30%
120 days	0.57%	0.64%	0.00%	0.00%	1.14%	1.31%	0.10%	0.06%	0.06%	1.81%	2.02%
150 days	0.48%	0.72%	0.10%	0.10%	0.76%	0.84%	0.00%	0.00%	0.00%	1.33%	1.66%
180 days	0.00%	0.00%	0.19%	0.15%	0.76%	0.50%	0.19%	0.14%	0.14%	1.14%	0.79%
181+ days	0.00%	0.00%	0.00%	0.00%	0.38%	0.38%	0.48%	0.52%	0.52%	0.86%	0.90%
Total	94.85%	94.63%	0.67%	0.57%	3.72%	4.07%	0.76%	0.73%	0.73%	100.00%	100.00%

Group I-FIXED	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	566	83,292,368.33	3	380,560.48	0	0.00	0	0.00	0.00	569	83,672,928.81
30 days	19	3,405,294.37	0	0.00	0	0.00	0	0.00	0.00	19	3,405,294.37
60 days	9	1,534,659.69	0	0.00	0	0.00	0	0.00	0.00	9	1,534,659.69
90 days	4	864,173.31	0	0.00	4	742,371.42	0	0.00	0.00	8	1,606,544.73
120 days	0	0.00	0	0.00	1	65,663.45	1	84,656.25	84,833.04	2	150,319.70
150 days	2	298,528.29	2	191,484.51	1	163,196.29	1	84,583.53	84,782.81	6	737,792.62
180 days	0	0.00	0	0.00	2	505,369.67	0	0.00	0.00	2	505,369.67
181+ days	0	0.00	0	0.00	2	346,427.51	0	0.00	0.00	2	346,427.51
Total	600	89,395,023.99	5	572,044.99	10	1,823,028.34	2	169,239.78	169,615.85	617	91,959,337.10

Current	91.73%	90.58%	0.49%	0.41%	0.00%	0.00%	0.00%	0.00%	0.00%	92.22%	90.99%
30 days	3.08%	3.70%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.08%	3.70%
60 days	1.46%	1.67%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.46%	1.67%
90 days	0.65%	0.94%	0.00%	0.00%	0.65%	0.81%	0.00%	0.00%	0.00%	1.30%	1.75%
120 days	0.00%	0.00%	0.00%	0.00%	0.16%	0.07%	0.16%	0.09%	0.09%	0.32%	0.16%
150 days	0.32%	0.32%	0.32%	0.21%	0.16%	0.18%	0.16%	0.09%	0.09%	0.97%	0.80%
180 days	0.00%	0.00%	0.00%	0.00%	0.32%	0.55%	0.00%	0.00%	0.00%	0.32%	0.55%
181+ days	0.00%	0.00%	0.00%	0.00%	0.32%	0.38%	0.00%	0.00%	0.00%	0.32%	0.38%
Total	97.24%	97.21%	0.81%	0.62%	1.62%	1.98%	0.32%	0.18%	0.18%	100.00%	100.00%

GMAC RFC

Statement to Certificateholder

Residential Asset Mtge Products, 2007-RZ1
November 26, 2007

11. Delinquency Data

Period	Count / % Count	Balance / % Balance
1 Month	68	12,439,753.64
	4.08%	4.27%
2 Months	33	7,431,811.21
	1.98%	2.55%
3 Months	29	6,185,245.12
	1.74%	2.12%
4 Months	21	4,170,539.86
	1.26%	1.43%
5 Months	20	4,040,179.12
	1.20%	1.39%
6 Months	14	2,075,710.12
	0.84%	0.71%
7 Months	11	2,131,971.13
	0.66%	0.73%
8 Months	0	0.00
	0.00%	0.00%
9 Months	0	0.00
	0.00%	0.00%
10 Months	0	0.00
	0.00%	0.00%
11 Months	0	0.00
	0.00%	0.00%
12 Months	0	0.00
	0.00%	0.00%

Period	Count / % Count	Balance / % Balance
13 Months	0	0.00
	0.00%	0.00%
14 Months	0	0.00
	0.00%	0.00%
15 Months	0	0.00
	0.00%	0.00%
16 Months	0	0.00
	0.00%	0.00%
17 Months	0	0.00
	0.00%	0.00%
18 Months	0	0.00
	0.00%	0.00%
19 Months	0	0.00
	0.00%	0.00%
20 Months	0	0.00
	0.00%	0.00%
21 Months	0	0.00
	0.00%	0.00%
22 Months	0	0.00
	0.00%	0.00%
23 Months	0	0.00
	0.00%	0.00%
24 Months	0	0.00
	0.00%	0.00%

Period	Count / % Count	Balance / % Balance
25 Months	0	0.00
	0.00%	0.00%
26 Months	0	0.00
	0.00%	0.00%
27 Months	0	0.00
	0.00%	0.00%
28 Months	0	0.00
	0.00%	0.00%
29 Months	0	0.00
	0.00%	0.00%
30 Months	0	0.00
	0.00%	0.00%
31 Months	0	0.00
	0.00%	0.00%
32 Months	0	0.00
	0.00%	0.00%
33 Months	0	0.00
	0.00%	0.00%
34 Months	0	0.00
	0.00%	0.00%
35 Months	0	0.00
	0.00%	0.00%
36 Months	0	0.00
	0.00%	0.00%

Period	Count / % Count	Balance / % Balance
37 Months	0	0.00
	0.00%	0.00%
38 Months	0	0.00
	0.00%	0.00%
39 Months	0	0.00
	0.00%	0.00%
40 Months	0	0.00
	0.00%	0.00%
41 Months	0	0.00
	0.00%	0.00%
42 Months	0	0.00
	0.00%	0.00%
43 Months	0	0.00
	0.00%	0.00%
44 Months	0	0.00
	0.00%	0.00%
45 Months	0	0.00
	0.00%	0.00%
46 Months	0	0.00
	0.00%	0.00%
47 Months	0	0.00
	0.00%	0.00%
48 Months	0	0.00
	0.00%	0.00%

Period	Count / % Count	Balance / % Balance
49 Months	0	0.00
	0.00%	0.00%
50 Months	0	0.00
	0.00%	0.00%
51 Months	0	0.00
	0.00%	0.00%
52 Months	0	0.00
	0.00%	0.00%
53 Months	0	0.00
	0.00%	0.00%
54 Months	0	0.00
	0.00%	0.00%
55 Months	0	0.00
	0.00%	0.00%
56 Months	0	0.00
	0.00%	0.00%
57 Months	0	0.00
	0.00%	0.00%
58 Months	0	0.00
	0.00%	0.00%
59 Months	0	0.00
	0.00%	0.00%
60+ Months	0	0.00
	0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Group I-ARM	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group I-ARM	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group I-FIXED	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group I-FIXED	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
Deal Totals	**Other Modifications**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Group I-ARM	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group I-ARM	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group I-FIXED	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group I-FIXED	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
Deal Totals	**Other Modifications**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I-ARM	Loss Count	5	0	0	0	5
	Beginning Aggregate Scheduled Balance	616,717.56	0.00	0.00	0.00	616,717.56
	Principal Portion of Loss	122,520.97	0.00	0.00	0.00	122,520.97
	Interest Portion of Loss	2,623.65	0.00	0.00	0.00	2,623.65
	Total Realized Loss	125,144.62	0.00	0.00	0.00	125,144.62
Group I-FIXED	Loss Count	0	1	0	0	1
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	25.13	0.00	0.00	25.13
	Total Realized Loss	0.00	25.13	0.00	0.00	25.13
Deal Totals	**Loss Count**	**5**	**1**	**0**	**0**	**6**
	Beginning Aggregate Scheduled Balance	**616,717.56**	**0.00**	**0.00**	**0.00**	**616,717.56**
	Principal Portion of Loss	**122,520.97**	**0.00**	**0.00**	**0.00**	**122,520.97**
	Interest Portion of Loss	**2,623.65**	**25.13**	**0.00**	**0.00**	**2,648.78**
	Total Realized Loss	**125,144.62**	**25.13**	**0.00**	**0.00**	**125,169.75**

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I-ARM	Loss Count	5	0	0	0	5
	Total Realized Loss	170,005.40	0.00	0.00	0.00	170,005.40
Group I-FIXED	Loss Count	1	1	0	0	2
	Total Realized Loss	32,587.39	126,401.00	0.00	0.00	158,988.39
Deal Totals	**Loss Count**	**6**	**1**	**0**	**0**	**7**
	Total Realized Loss	**202,592.79**	**126,401.00**	**0.00**	**0.00**	**328,993.79**

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Group I-ARM	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	125,144.62	170,005.40
	Net Loss % [2]	0.05%	0.07%
Group I-FIXED	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	25.13	158,988.39
	Net Loss % [2]	0.00%	0.16%
Deal Totals	**Subsequent Recoveries Count**	**0**	**0**
	Subsequent Recoveries	**0.00**	**0.00**
	Net Loss [1]	**125,169.75**	**328,993.79**
	Net Loss % [2]	**0.04%**	**0.10%**

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
Group I-FIXED	Monthly Default Rate	0.00%	0.11%	0.05%		0.04 %
	Constant Default Rate	0.00%	1.28%	0.64%		0.43%
Group I-ARM	Monthly Default Rate	0.30%	0.11%	0.06%		0.04 %
	Constant Default Rate	3.60%	1.32%	0.66%		0.44%
Deal Totals	**Monthly Default Rate**	**0.21%**	**0.11%**	**0.05%**		**0.04 %**
	Constant Default Rate	**2.48%**	**1.30%**	**0.65%**		**0.44%**

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *\ldots* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

GMAC RFC

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
Supplemental Interest Trust		0.00	0.00	8,734.50	8,734.50	0.00	0.00
Posted Collateral Account		0.00	0.00	0.00	0.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Swap Agreement	Bank Of America, N.a.	02/25/2012	1,205,206.31	1,213,940.81

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	11,060,941.51	11,060,941.51	0.00	11,060,941.51	11,060,941.51

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	2,005,500.64
(2)	Interest Losses	2,648.78
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Credit Risk Management Fee	3,687.14
(6)	Yield Maintenance/Swap Payment Amount - IN	0.00
(7)	Yield Maintenance/Swap Payment Amount - OUT	8,734.50
(8)	Certificate Interest Amount	1,314,760.09
(9)	OC Reduction Amount	0.00
(10)	Excess Cashflow Prior to OC Provisions	675,670.13

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	675,670.13
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	122,520.97
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Basis Risk Shortfall Carry-Forward Amount	0.00
(7)	Relief Act Shortfall	0.00
(8)	Unreimbursed Realized Losses	0.00
(9)	Swap Termination Payment Amount	0.00
(10)	To Class SB Certificates	553,149.16

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	211,929,948.31
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	9
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	28.49633100%
Specified Senior Enhancement Percent - Target value	48.80000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	6.85373000%
Trigger Percentage	32.80000000%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False

Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.09666700%
Scheduled Loss Target Percent	999.99000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Asset Mortgage Products, 2007-RZ1
November 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	4,971,689.32
Prepayment Premium	23,931.46
Liquidation and Insurance Proceeds	491,547.81
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	11,049.07
Total Deposits	5,498,217.66

Uses of Funds	Amount
Transfer to Certificate Account	5,453,486.29
Reimbursed Advances and Expenses	33,018.99
Master Servicing Compensation	2,977.87
Derivatives Payment	8,734.50
Total Withdrawals	5,498,217.65

Ending Balance	0.00